Via Facsimile and U.S. Mail
Mail Stop 6010

January 10, 2007

Mr. Michael G. McGuinness
Chief Financial Officer
Manhattan Pharmaceuticals, Inc.
810 Seventh Avenue, 4<sup>th</sup> Floor
New York, NY  10019

**Re:    Manhattan Pharmaceuticals, Inc.
        Form 10-QSB for the Quarterly Period Ended June 30, 2006
        File No. 001-32639**

Dear Mr. McGuinness:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief